                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       COMMISSION FILE NUMBER 000-29480


A. Full title of the plan and address, if different from that of the issuer named below:

                        HERITAGE FINANCIAL CORPORATION
                401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HERITAGE FINANCIAL CORPORATION
                              201 5TH AVENUE S.W.
                        OLYMPIA, WASHINGTON  98501-1114


                             REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 1999 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS


EXHIBIT
NUMBER               DESCRIPTION
---------            -------------------------------------------------------
23                   Consent of Dodd Wing & Co., P.C.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Heritage Financial Corporation as the named Administrator under the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust, has duly caused the annual report to be signed by the undersigned thereunto duly authorized.



Dated: June 28, 2000              HERITAGE FINANCIAL CORPORATION 401(k)
                                  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                  BY:  HERITAGE BANK
                                       Administrator



                                  BY:  /s/ Donald V. Rhodes
                                     -----------------------------------
                                  PRINTED NAME:  Donald V. Rhodes
                                               -------------------------
                                  TITLE: Chairman, President and CEO
                                        --------------------------------

                        HERITAGE FINANCIAL CORPORATION
                     401(K) EMPLOYEE STOCK OWNERSHIP PLAN

                             FINANCIAL STATEMENTS

                               December 31, 1999

                               TABLE OF CONTENTS


                                                                Page
                                                                ----
INDEPENDENT AUDITOR'S REPORT                                       3

FINANCIAL STATEMENTS
   Statements of Net Assets Available for Benefits               4-6
   Statement of Changes in Net Assets Available for Benefits     7-8
   Notes to Financial Statements                                9-14

SUPPLEMENTAL INFORMATION
   Schedule of Assets Held for Investment Purposes                16

                         Independent Auditor's Report


  To the Board of Trustees
  Heritage Financial Corporation 401(k)
   Employee Stock Ownership Plan
  Olympia, Washington


  We have audited the accompanying statement of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998 were audited by other auditors whose report dated June 8, 1999 expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan as of December 31, 1999, and the related changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



  /s/ Dodd Wing & Co., P.C.
  Kirkland, Washington
  May 31, 2000


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999
----------------------------------------------------------------------------------------------------
                                                       HFWA      Stock      Balanced   Money Market
                                                       Fund       Fund        Fund         Fund
                                                     --------  ----------  ----------  -------------
ASSETS
Investments at fair value:
  Shares of registered
   investment companies                              $      -  $2,110,099  $2,878,836    $        -
  HFWA common stock                                   132,273           -           -             -
  Cash and money funds                                    137      54,137      68,503     1,623,996
  Participant loans                                         -           -           -             -
                                                     --------  ----------  ----------    ----------
     Total investments                                132,410   2,164,236   2,947,339     1,623,996
                                                     --------  ----------  ----------    ----------

Receivables:
  Employer contributions                               10,711     108,305      60,411        17,652
  Accrued interest                                          -         185         313         7,846
                                                     --------  ----------  ----------    ----------
     Total receivables                                 10,711     108,490      60,724        25,498
                                                     --------  ----------  ----------    ----------
     Total assets                                     143,121   2,272,726   3,008,063     1,649,494
                                                     --------  ----------  ----------    ----------


LIABILITIES
  Loan payable                                              -           -           -             -
  Accounts payable                                          -           -           -             -
                                                     --------  ----------  ----------    ----------
     Total liabilities                                      -           -           -             -
                                                     --------  ----------  ----------    ----------

Due (to) from other funds                              59,033     484,367      76,247      (619,647)
                                                     --------  ----------  ----------    ----------

     Net assets (deficit) available for benefits     $202,154  $2,757,093  $3,084,310    $1,029,847
                                                     ========  ==========  ==========    ==========


                      See notes to financial statements.


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999
--------------------------------------------------------------------------------------------------
                                                      Loan
                                                      Fund    Allocated   Unallocated     Total
                                                     -------  ----------  ------------  ----------
ASSETS
Investments at fair value:
  Shares of registered
   investment companies                               $    -  $        -   $        -   $4,988,935
  HFWA common stock                                        -   1,172,319      994,911    2,299,503
  Cash and money funds                                     -      17,534            -    1,764,307
  Participant loans                                    4,735           -            -        4,735
                                                     -------  ----------   ----------   ----------
     Total investments                                 4,735   1,189,853      994,911    9,057,480
                                                     -------  ----------   ----------   ----------
Receivables:
  Employer contributions                                   -           -       54,215      251,294
  Accrued interest                                         -           -            -        8,344
                                                     -------  ----------   ----------   ----------
     Total receivables                                     -           -       54,215      259,638
                                                     -------  ----------   ----------   ----------
     Total assets                                      4,735   1,189,853    1,049,126    9,317,118
                                                     -------  ----------   ----------   ----------

LIABILITIES
  Loan payable                                             -           -    1,231,537    1,231,537
  Accounts payable                                         -      13,088            -       13,088
                                                     -------  ----------   ----------   ----------
     Total liabilities                                     -      13,088    1,231,537    1,244,625
                                                     -------  ----------   ----------   ----------

Due (to) from other funds                                  -           -            -            -
                                                     -------  ----------   ----------   ----------

     Net assets (deficit) available for benefits      $4,735  $1,176,765   $ (182,411)  $8,072,493
                                                     =======  ==========   ==========   ==========



                      See notes to financial statements.


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1998
--------------------------------------------------------------------------------------
                                                   Allocated   Unallocated    Total
                                                   ----------  -----------  ----------
ASSETS
Investments at fair value:
     Shares of HFWA common stock                   $1,295,912   $1,210,648  $2,506,560
     Cash and money funds                              10,873            -      10,873
                                                   ----------   ----------  ----------
      Total investments                             1,306,785    1,210,648   2,517,433
  Other receivables                                        94            -          94
                                                   ----------   ----------  ----------
      Total assets                                  1,306,879    1,210,648   2,517,527
                                                    ----------   ----------  ----------

LIABILITIES
  Loan payable                                              -    1,280,835   1,280,835
                                                   ----------   ----------  ----------

      Net assets (deficit) available for benefits  $1,306,879   $  (70,187) $1,236,692
                                                   ==========   ==========  ==========








                       See notes to financial statements.


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999
-------------------------------------------------------------------------------------------------
                                                   HFWA       Stock      Balanced    Money Market
                                                   Fund       Fund         Fund          Fund
                                                 --------  -----------  -----------  ------------
ADDITIONS TO NET ASSETS
Net appreciation (depreciation) in fair value    $  7,298  $  312,575   $  229,665     $        -
Interest and dividends                              2,509      10,138       53,825         16,775
Participant contributions                           7,095      58,833       43,650          8,408
Employer contributions                             47,582     110,659       78,067         17,639
Rollover contributions                                  -         591        1,181            591
ESOP loan payments                                      -           -            -              -
Allocation of 8,817 shares of
 common stock, at fair value                            -           -            -              -

Transfers:
From North Pacific ESOP                             5,097     332,410      320,955        104,745
From 401(k) Profit Sharing Plan                   114,151   1,851,533      669,165        920,676
From Money Purchase Pension                             -       2,511    2,090,299              -
Between Funds                                      18,422     171,822     (231,374)        41,130
                                                 --------  ----------   ----------     ----------
     Total additions                              202,154   2,851,072    3,255,433      1,109,964
                                                 --------  ----------   ----------     ----------

DEDUCTIONS FROM NET ASSETS
Distributions to participants                           -      91,729      166,696         78,998
Purchases of 3,957 shares
 of common stock, at fair value                         -           -            -              -
Allocation of 8,817 shares
 of common stock, at fair value                         -           -            -              -
Loan payments                                           -        (895)        (706)             -
Administrative expense                                  -       3,145        5,133          1,119
Interest expense                                        -           -            -              -
                                                 --------  ----------   ----------     ----------
     Total deductions                                   -      93,979      171,123         80,117
                                                 --------  ----------   ----------     ----------

       Net increase (decrease)                    202,154   2,757,093    3,084,310      1,029,847

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                     -           -            -              -
                                                 --------  ----------   ----------     ----------
  End of year                                    $202,154  $2,757,093   $3,084,310     $1,029,847
                                                 ========  ==========   ==========     ==========


                      See notes to financial statements.


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999
-----------------------------------------------------------------------------------------------
                                                  Loan
                                                  Fund     Allocated   Unallocated     Total
                                                 -------  -----------  ------------  ----------
ADDITIONS TO NET ASSETS
Net appreciation (depreciation) in fair value     $    -  $ (102,834)    $(139,690)  $  307,014
Interest and dividends                               357      21,134        17,813      122,551
Participant contributions                              -           -             -      117,986
Employer contributions                                 -      15,175        54,215      323,337
Rollover contributions                                 -           -             -        2,363
ESOP loan payments                                     -           -       138,465      138,465
Allocation of 8,817 shares of
 common stock, at fair value                           -      76,047             -       76,047

Transfers:
From North Pacific Bank ESOP                       4,082           -             -      767,289
From 401(k) Profit Sharing Plan                    1,951           -             -    3,557,476
From Money Purchase Pension                            -           -             -    2,092,810
Between Funds                                          -           -             -            -
                                                  ------  ----------     ---------   ----------
     Total additions                               6,390       9,522        70,803    7,505,338
                                                  ------  ----------     ---------   ----------

DEDUCTIONS FROM NET ASSETS
Distributions to participants                         54     106,313             -      443,790
Purchases of 3,957 shares
 of common stock, at fair value                        -      33,323             -       33,323
Allocation of 8,817 shares
 of common stock, at fair value                        -           -        76,047       76,047
Loan payments                                      1,601           -             -            -
Administrative expense                                 -           -             -        9,397
Interest expense                                       -           -       106,980      106,980
                                                  ------  ----------     ---------   ----------
     Total deductions                              1,655     139,636       183,027      669,537
                                                  ------  ----------     ---------   ----------

       Net increase (decrease)                     4,735    (130,114)     (112,224)   6,835,801

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                    -   1,306,879       (70,187)   1,236,692
                                                  ------  ----------     ---------   ----------
  End of year                                     $4,735  $1,176,765     $(182,411)  $8,072,493
                                                  ======  ==========     =========   ==========


                      See notes to financial statements.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION

     The following description of Heritage Financial Corporation (the Company) 401(k) Employee Stock Ownership Plan (KSOP) provides only general information. Participants should refer to the KSOP Plan agreement for a more complete description of the Plan's provision.

     Effective October 1, 1999, the Company amended the Heritage Bank Employee Stock Ownership Plan and Trust to be restated as the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (KSOP). As of October 1, 1999, all of the plan assets of the Heritage Bank Money Purchase Pension Plan, the Heritage Bank 401(k) Profit Sharing Plan and the North Pacific Bank Employee Stock Ownership Plan were merged into the restated KSOP.

     The Company established the KSOP effective as of July 1, 1993. The KSOP operates as a leveraged employee stock ownership plan (ESOP), designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code, as amended (the Code), and subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The KSOP purchased shares of the Company's common stock using the proceeds of a borrowing from the Company and holds the stock in a Trust established under the KSOP. The borrowing is to be repaid over a period of 15 years by fully deductible Company contributions to the trust fund. As the plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

     The borrowing is collateralized by the unallocated shares of stock. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the KSOP for the twelve month period ending December 31, 1999, present separately the assets and liabilities and changes therein pertaining to:

          (a)  Accounts of employees comprising allocated stock (Allocated), and
          (b) Shares of stock not yet allocated to employee accounts (Unallocated).

     Employees of the Company are generally eligible to participate in the Plan after one year of service, providing they worked at least 1,000 hours during the Plan year and have reached the age of twenty-one.

     Contributions

     Participants may elect to contribute up to the lesser of 10% of their total compensation or $10,000, or a maximum amount that will not cause the KSOP to violate the provisions of the Internal Revenue Code.

     The Company contributes an amount equal to 50% of the participant's contribution up to 6% of the participant's compensation. The Company also makes contributions of 2% of the participant's eligible compensation. The Company may elect to make discretionary contributions beyond the required 2% contribution. Participants who do not have at least 1,000 hours of service during the Plan year, or are not employed on the last working day of a Plan year, are generally not eligible for an allocation of Company contributions for that year.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION (Continued)

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     In relation to the ESOP portion of the Plan, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

     Vesting

     Vesting in the Company's contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service or upon death, disability or retirement. The vesting schedule applicable to the prior plans merged into the KSOP will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 1999. However, no credit for service prior to July 1, 1993 will be given for any such account.

     Investment Options

     The Plan's assets are maintained in funds and company common stock with US Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among any of the four investment options.

          Heritage Financial Corporation of Washington Common Stock
          The common shares of the Heritage Financial Corporation are traded on the NASDAQ National Market System.

          Stock Fund
          Funds are invested in shares of a registered investment company that invests in common stocks.

          Balanced Fund
          Funds are invested in shares of a registered investment company that invests in a mix of stock and fixed income funds.

          Money Market Fund
          Funds are invested in shares of a registered investment company that invests in money market instruments.

     Participants can make changes to their deferral amounts and investment options for new deferrals and may reallocate their entire Plan balance at the beginning of each quarter.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION (Concluded)

     Payment of Benefits

     No distributions from the KSOP will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Bank and its participating subsidiary. Distributions are made in cash or, if a participant elects, in the form of Heritage Financial Corporation common shares plus cash for any fractional share.

     Forfeitures

     At December 31, 1999, forfeited nonvested accounts totaled $4,416. These accounts were used to reduce employer contributions.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The KSOP's investments are stated at fair value. Shares of registered investment companies and the common shares of the Heritage Financial Corporation are valued at quoted market prices, which represent the net asset value of shares held by the Plan on December 31, 1999. Fair value of the Company common stock is determined by the closing price of stock on the NASDAQ National Market System.

     Dividend income is accrued on the ex-dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the specific identification method.

     Payment of Benefits

     Benefits are recorded when paid. At December 31, 1999, assets allocated to withdrawing participants totaled $119,863.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

3.   PLAN TERMINATION

     The Company reserves the right to terminate the KSOP at any time, subject to Plan provisions. Upon termination of the KSOP, the interest of each participant in the trust fund will be distributed to the participant or his or her beneficiary at the time prescribed by the KSOP terms and the Code. Upon termination of the KSOP, the Trustee will direct the Plan Administrator to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.


4.   TAX STATUS

     The Plan obtained its latest determination letter on June 28, 1996, in which, the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The KSOP was amended effective October 1, 1999 to merge the Money Purchase Pension Plan and the 401(k) Profit Sharing Plan and Trust into the restated Employee Stock Ownership Plan which was amended to the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan. The determination letter for the latest amendment is in the process of being filed. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the KSOP was qualified and the related trust was tax exempt as of December 31, 1999.


5.   ADMINISTRATION OF PLAN ASSETS

     The KSOP's assets, which consist of shares of Heritage Financial Corporation common stock and Frank Russell mutual funds, are held by the Trustee of the Plan in safekeeping in an account with US Bank. The Company's contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions determined by the Company.

     Certain administrative functions are performed by officers or employees of the Company. No officer, employee, or Trustee receives compensation from the KSOP.

     The Company has retained the services of a third-party administrator to perform certain other administrative functions. Administrative expenses paid to the third-party administrator and investment fees are paid by the KSOP or the Company.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

6.   LOAN PAYABLE

     In January 1998, the KSOP borrowed $1,323,000 from the Company to purchase additional shares of the Company's common stock. The loan matures January 2013 and will be repaid primarily from the Company's contributions. Interest is stated at a rate of 8.5% per annum. Principal payments for the five years ended December 31, 2004 and thereafter are as follows:


          2000          $   53,656
          2001              58,399
          2002              63,561
          2003              69,179
          2004              75,293
          Thereafter       911,449
                        ----------
          Total         $1,231,537
                        ==========


7.   EMPLOYER CONTRIBUTIONS

     Money Purchase Pension Plan and the 401(k) employer contributions to the Plan will be invested primarily in common shares of Company stock. In relation to the ESOP version of the KSOP, the Company is obligated to make contributions in cash to the KSOP which, when aggregated with the KSOP's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company.


8.   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 to Schedule H of Form 5500:

       Net assets available for benefits
         per the financial statements                 $8,072,493

       Amounts allocated to withdrawing participants    (119,863)
                                                      ----------

       Net assets available for benefits
         per Schedule H to the Form 5500              $7,952,630
                                                      ==========

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999
--------------------------------------------------------------------------------

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
     (Concluded)

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1999 to Schedule H of Form 5500:

       Benefits paid to participants per
         the financial statements                    $443,790

       Add: amounts allocated to withdrawing
         participants at December 31, 1999            119,863
                                                     --------

       Benefits paid to participants per
         Schedule H of Form 5500                     $563,653
                                                     ========

                           SUPPLEMENTAL INFORMATION


HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
EIN 91-1618099, Plan 003
Schedule of Assets Held for Investment Purposes
December 31, 1999
----------------------------------------------------------------------------------------------
          (a), (b)                             (c)                        (d)          (e)
                               Description of Investment including
                               maturity date, rate of interest,                       Current
      Identity of Issue        collateral, par or maturity value         Cost         Value
-----------------------------  ------------------------------------   -----------  -----------

Cash                           Cash                                   $    4,569   $    4,569

U.S. Bank                      First American Prime Obligation         1,759,738    1,759,738

Heritage Financial
 Corporation of Washington     Common Stock                            1,752,554    2,299,503

Frank Russell Fixed
 Income I Fund, Class I        Registered Investment Company Shares      744,197      712,031

Frank Russell Fixed
 Income III Fund, Class I      Registered Investment Company Shares      452,826      427,277

Frank Russell Equity I
 Fund, Class I                 Registered Investment Company Shares      810,808      980,224

Frank Russell Equity II
 Fund, Class I                 Registered Investment Company Shares      424,785      513,441

Frank Russell International
 Fund, Class I                 Registered Investment Company Shares      785,141      995,046

Frank Russell Emerging
 Markets Fund, Class S         Registered Investment Company Shares      198,877      239,523

Frank Russell Real Estate
 Securities Fund, Class S      Registered Investment Company Shares      157,976      147,642

Frank Russell Equity Q
 Fund, Class I                 Registered Investment Company Shares      808,737      973,751

Participant loans              Interest range 8-10%                        4,735        4,735
                                                                      ----------   ----------

                                                                      $7,904,943   $9,057,480
                                                                      ==========   ==========


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